Exhibit 12.1

TreeHouse Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Nine Months Ended
September 30, 2010
Earnings:
Income from continuing operations before income taxes	$93,671
Add:
Fixed charges	39,836
Amortization of interest, net of capitalized interest	25
Other	(51)
Earnings available for fixed charges (a)	$133,481

Fixed charges:
Interest expense	$31,473
Capitalized interest and tax interest	91
One third of rental expense (1)	8,272
Total fixed charges (b)	$39,836

Ratio of earnings to fixed charges (a/b)	3.35

(1) Considered to be representative of interest factor in rental expense.